EXHIBIT 99.1

Addex Increases Issued Share Capital to Create Treasury Shares

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, November 1, 2022 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development (the Company), announced today that it has issued 32,636,476 new registered shares at a nominal value of CHF 0.01 each to Addex Pharma SA, its 100% wholly-owned subsidiary. The new shares, issued from the Company’s authorized capital, are listed on the SIX Swiss Exchange. The transaction has been executed to provide the Group with additional future financing flexibility. The total number of issued shares increased to 97,909,428 at a nominal value of CHF 0.01 each, whilst the outstanding shares remain unchanged.

Swiss Takeover Board Decision
Upon completion of the above-described capital increase, Addex Pharma SA exceeded the offer threshold of 33 1/3% of the voting rights of the Company. Within this context, the Company has to publish the decision of the Swiss Takeover Board (the TOB) of August 18, 2022:

"The Takeover Board decides:

  Addex Pharma SA is granted an exemption pursuant to Art. 136 para. 1 lit. c of the Financial Market Infrastructure Act (FMIA) from the obligation to make an offer pursuant to Art. 135 FMIA in respect of all listed shares of Addex Therapeutics Ltd in connection with the transaction described in this decision. This exemption from the obligation to make an offer is granted under the condition that (i) Addex Pharma SA reduces its shareholding in Addex Therapeutics Ltd to or below the threshold of 33 1/3% of the share capital in terms of voting rights by March 31, 2023 and that (ii) Addex Pharma SA does not exercise significant influence on the fate of Addex Therapeutics Ltd during the period in which it exceeds the threshold;

  Addex Pharma is required to notify the Swiss Takeover Board within five trading days if it exceeds or falls below the threshold of 33.3% of the share capital and voting rights in Addex Therapeutics Ltd.

  Addex Therapeutics Ltd is required to publish the provisions of the present decision as well as the reference to the right of objection of qualified shareholders pursuant to Art. 6 and 7 TOO.

  This decision will be published on the website of the Swiss Takeover Board following the publication by Addex Therapeutics Ltd in accordance with clause 3 above.

  The fees payable by Addex Pharma SA amount to CHF 20,000."

The Company's Board of Directors has decided not to publish a separate report within the meaning of Article 61 para. 3 lit. a of the Takeover Ordinance.

Shareholders of the Company who have been holding at least 3% of the voting rights of the Company, whether exercisable or not (a “qualified participation”), since the date of publication of the decision, may file an objection against the decision of the TOB. The objection must be filed with the TOB (Stockerstrasse 54, 8002 Zurich; fax: +41 44 283 17 40) within five (5) trading days from the date of publication of the decision. The first trading day after the publication of the decision on the TOB's website will be the first day of the filing period. The objection must contain a motion, summary reasons and proof of the qualified participation as from the date of the publication of the decision.

Verfügung der Übernahmekommission / Décision de la commission des OPA

(Anm.: da Addex Therapeutics Ltd keine Unternehmensnachrichten auf Deutsch veröffentlicht, wird die gesetzlich vorgeschriebene Deutschübersetzung hier wiedergegeben.)

Nach Vollzug der oben beschriebenen Kapitalerhöhung hat Addex Pharma SA die Angebotsschwelle von 33 1/3% der Stimmrechte der Gesellschaft überschritten. In diesem Zusammenhang hat die Gesellschaft die Verfügung der Übernahmekommission (die UEK) vom 18. August 2022 zu veröffentlichen:

"Die Übernahmekommission verfügt:

  Addex Pharma SA wird in Zusammenhang mit der in dieser Verfügung beschriebenen Transaktion eine Ausnahme gemäss Art. 136 Abs. 1 lit. c des Finanzmarktinfrastrukturgesetzes (FinfraG) von der Angebotspflicht gemäss Art. 135 FinfraG in Bezug auf alle börsenkotierten Aktien der Addex Therapeutics Ltd gewährt. Diese Ausnahme von der Angebotspflicht wird unter der Bedingung gewährt, dass (i) Addex Pharma SA ihre Beteiligung an Addex Therapeutics Ltd bis zum 31. März 2023 auf bzw. unter den Grenzwert von 33 1/3% des Aktienkapitals und der Stimmrechte reduziert wird und, dass (ii) Addex Pharma SA im Zeitraum der Grenzüberschreitung keinen wesentlichen Einfluss auf die Geschicke der Addex Therapeutics Ltd ausübt.

  Addex Pharma SA wird verpflichtet, die Übernahmekommission innerhalb von fünf Börsentagen über die Über- bzw. Unterschreitung des Grenzwerts von 33.3% des Aktienkapitals und der Stimmrechte an Addex Therapeutics Ltd zu informieren.

  Addex Therapeutics Ltd wird verpflichtet, das Dispositiv der vorliegenden Verfügung sowie den Hinweis auf das Einspracherecht qualifizierter Aktionäre gemäss Art. 6 und 7 UEV zu veröffentlichen.

  Diese Verfügung wird am Tag der Veröffentlichung der Addex Therapeutics Ltd gemäss Dispositiv-Ziff. 3 hiervor auf der Webseite der Übernahmekommission veröffentlicht.

  Die Gebühr zu Lasten von Addex Pharma SA beträgt CHF 20'000.

Der Verwaltungsrat von Addex Therapeutics Ltd hat entschieden, keine Stellungnahme gemäss Art. 61 Abs. 3 lit. a UEV zu veröffentlichen.

Aktionäre der Gesellschaft, die seit dem Datum der Publikation der Verfügung über 3% der Stimmrechte von Addex Therapeutics Ltd, ob ausübbar oder nicht (eine "qualifizierte Beteiligung"), halten können gegen die Verfügung der UEK Einsprache erheben. Die Einsprache ist innerhalb von fünf (5) Börsentagen nach der Veröffentlichung der Verfügung bei der UEK (Stockerstrasse 54, 8002 Zürich; Fax: +41 44 283 17 40) zu erheben. Der erste Börsentag nach der Publikation der Verfügung auf der Website der UEK ist der erste Tag der Einreichefrist. Die Einsprache muss einen Antrag und eine summarische Begründung sowie den Nachweis der qualifizierten Beteiligung ab dem Datum der Veröffentlichung der Verfügung enthalten.

(Remarque: Dans la mesure où Addex Therapeutics Ltd ne publie pas ses communications d'entreprise en français, la traduction française requise par la loi est reproduite ici.)

A l'issue de l'augmentation de capital décrite ci-dessus, Addex Pharma SA a dépassé le seuil d'offre de 33 1/3% des droits de vote d'Addex Therapeutics Ltd. Dans ce contexte, Addex Therapeutics Ltd doit publier la décision de la Commission des OPA (la COPA) du 18 août 2022 :

"La Commission des OPA décide

  Addex Pharma SA se voit accorder, en relation avec la transaction décrite dans la présente décision, une dérogation en vertu de l'article 136, paragraphe 1, lettre c de la loi sur l'infrastructure des marchés financiers (LIMF) à l'obligation de présenter une offre en vertu de l'article 135 LIMF pour toutes les actions cotées en bourse d'Addex Therapeutics Ltd. Cette dérogation à l'obligation de présenter une offre est accordée à la condition que (i) Addex Pharma SA réduise sa participation dans Addex Therapeutics Ltd jusqu'au 31 mars 2023 au seuil de 33 1/3% du capital-actions et des droits de vote et que (ii) Addex Pharma SA n'exerce pas d'influence significative sur le destin d'Addex Therapeutics Ltd pendant la période de dépassement du seuil.

  Addex Pharma SA est tenue d'informer la Commission des OPA dans un délai de cinq jours de bourse du franchissement à la hausse ou à la baisse du seuil de 33.3% du capital-actions et des droits de vote d'Addex Therapeutics Ltd.

  Addex Therapeutics Ltd est tenue de publier le dispositif de la présente décision ainsi que la mention du droit d'opposition des actionnaires qualifiés conformément aux articles 6 et 7 de l'OOPA.

  La présente décision est publiée sur le site internet de la Commission des OPA le jour de la publication d'Addex Therapeutics Ltd conformément au chiffre 3 du dispositif ci-dessus.

  Les frais à la charge d'Addex Pharma SA s'élèvent à CHF 20'000.

Le Conseil d'administration d'Addex Therapeutics Ltd a décidé de ne pas publier de prise de position conformément à l'art. 61 al. 3 let. a OOPA.

Les actionnaires de la société qui détiennent plus de 3% des droits de vote d'Addex Therapeutics Ltd, exerçables ou non (une "participation qualifiée"), depuis la date de publication de la décision peuvent former opposition contre la décision de la COPA. L'opposition doit être déposée auprès de la COPA (Stockerstrasse 54, 8002 Zurich ; fax : +41 44 283 17 40) dans les cinq (5) jours de bourse suivant la publication de la décision. Le premier jour de bourse suivant la publication de la décision sur le site internet de la COPA est le premier jour du délai de dépôt. L'opposition doit contenir une requête et une motivation sommaire ainsi que la preuve de la participation qualifiée dès la date de la publication de la décision.

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for CMT1A, chronic cough and several types of pain, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contact:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including the ability to discover molecules as part of the Indivior collaboration, the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, such as receipt of ongoing research payments and timing of the collaboration conclusion, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.